# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Skycorp Solar Group Limited, CIK 0002001288
CUSIP: G8221K112
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China (F4), 315048
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068320

## Reporting persons
- Skyline Tech Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 13,025,000; shared voting power 0; sole dispositive power 13,025,000; shared dispositive power 0; aggregate amount beneficially owned 13,025,000 (48.2% of the class)
  Comment: 1 Calculated based on 27,000,000 ordinary shares issued and outstanding as of March 4, 2025 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 4, 2025.
- Weiqi Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 13,025,000; shared voting power 0; sole dispositive power 13,025,000; shared dispositive power 0; aggregate amount beneficially owned 13,025,000 (48.2% of the class)
  Comment: 1 Calculated based on 27,000,000 ordinary shares issued and outstanding as of March 4, 2025 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on March 4, 2025.

## Item 1. Issuer
Name of issuer: Skycorp Solar Group Limited
Address of issuer's principal executive offices: Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048

## Item 2. Person Filing
Name of person filing:
Skyline Tech Limited

Weiqi Huang
Address of principal business office or, if none, residence:
The address of Skyline Tech Limited is 4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

The address of Weiqi Huang is Room 303, Block B, No.188 Jinghua Road, Yinzhou District, Ningbo City, Zhejiang Province, China 315048.
Citizenship:
Skyline Tech Limited - British Virgin Islands

Weiqi Huang - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Skyline Tech Limited 13,025,000

Weiqi Huang 13,025,000
Percent of class:
Skyline Tech Limited 48.2% (Percent of Aggregate Voting Power 48.2%)

Weiqi Huang 48.2% (Percent of Aggregate Voting Power 48.2%)
Sole power to vote or to direct the vote:
Skyline Tech Limited 13,025,000

Weiqi Huang 13,025,000
Shared power to vote or to direct the vote:
Skyline Tech Limited 0

Weiqi Huang 0
Sole power to dispose or to direct the disposition:
Skyline Tech Limited 13,025,000

Weiqi Huang 13,025,000
Shared power to dispose or to direct the disposition:
Skyline Tech Limited 0

Weiqi Huang 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Skyline Tech Limited: /s/ Weiqi Huang, Weiqi Huang/Director (05/16/2025)
- Weiqi Huang: /s/ Weiqi Huang, Weiqi Huang (05/16/2025)